

March 9, 2012

<u>Via E-mail</u>
Michael Vesey
Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

> **Re:** **Majesco Entertainment Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed January 17, 2012**
> **File No. 000-51128**

Dear Mr. Vesey:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

1.   Please provide us with the amount of advertising and hosted online gaming revenue recognized for all periods presented. If your service revenue is greater than ten percent, tell us whether you considered presenting revenue and cost of revenue from these services separately on the face of your consolidated statement of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.   For each period presented, tell us the amount of revenue recognized for arrangements with online features where they are deemed (1) inconsequential and (2) substantive. In your response, please tell us the factors considered in making the determination of whether an online feature is deemed inconsequential or substantive, including which of your titles fall within either of these categories. Furthermore, if arrangements with substantive online features are material, tell us whether you considered clarifying your statement that substantive online features are "taken into account when applying the company's revenue recognition policy" by explaining your policy in further detail to disclose if and how revenue is deferred and multiple element arrangement considerations.

3.   You disclose that revenue from product downloads is generally recognized when the download is "made available," assuming all other recognition criteria are met. Please explain how making the product available meets the criterion that delivery occurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief